PRENETICS GLOBAL LIMITED
Unit 701-706, K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong

February 14, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prenetics Global Limited (the “Company”)
Registration Statement on Form F-3
Filed on January 17, 2024
File No. 333-276538
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 16, 2024 or as soon as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
If you have any questions, please call Nadia Wong at +852 92441720. Thank you for your assistance.

Very truly yours, Prenetics Global Limited

By:	/s/ Lo Hoi Chun
Name:	Lo Hoi Chun
Title:	Chief Financial Officer